Mail Stop 4-6

								April 19, 2005

Shimon Citron
Chief Executive Officer
Zone 4 Play, Inc.
103 Foulk Road
Wilmington, DE  19803

	Re:    	Zone 4 Play, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed on April 5, 2005
		File No. 333-122727

Dear Mr. Citron:

      We have reviewed your responses and have the following comment.
1. See prior comment 3. Your supplemental response indicates that the shares held by First New York Securities, a registered broker-dealer, were acquired in the ordinary course of business. Because the shares were not received as compensation, First New York Securities must be named as an underwriter. Please revise to state unambiguously both here and in the plan of distribution on page 12 that the broker-dealer selling shareholder is an underwriter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 942-1861. If you need further assistance, you may contact me at (202) 942-1800.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  617-338-2880
      Howard E. Berkenblit, Esq.
      Z.A.G./S&W LLP
      One Post Office Square
      Boston, MA  02109

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Zone 4 Play
April 19, 2005
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